Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation	Ownership
Brenmiller Energy (Rotem) Ltd.	Israel	100%
Brenmiller Energy Inc.	Delaware	100%
Rani Zim Sustainable Energy Ltd.	Israel	45%